News Release	No. 11-200 January 14, 2011

Platinum Group Reports Q1 2011 Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) announces the publication of the Company’s financial results for the three months ending November 30, 2010. For more details of the November 30, 2010 Consolidated Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net.  Shareholders may request a copy of the complete November 30, 2010 Consolidated Financial Statements from the Company free of charge.

The Company’s cash position at November 30, 2010 was $144.52 million. At January 14, 2011 the Company’s cash position is approximately $140.00 million, including cash now held in project operating company Maseve Investments 11 (Pty) Ltd.  All amounts herein are reported in Canadian dollars unless otherwise specified.

Highlights

The Company was added to the S&P/TSX SmallCap Index effective as of market open on September 20, 2010.  Later, on December 20, 2010 the Company was also added to the S&P/TSX Global Mining Index.  Prior to August 31, 2010 the Company had been added to the Russell Global Index.

On October 1 and November 3, 2010 the Company closed a bought deal financing, including a 15% over-allotment exercise, for 70.15 million shares at a price of $2.05 per share for gross proceeds of $143.81 million.

On October 28, 2010 the Company announced the appointment of Mr. Thys Uys as the Company’s representative and project manager for the development of the Project 1 Platinum Mine.  A Professional Engineer with more than 21 years of management experience in project feasibility and implementation in South Africa, Mr. Uys has worked as project manager for several major producers of platinum, including projects in the immediate vicinity of the WBJV.  Mr. Uys was previously assigned as Anglo Platinum’s technical representative to the WBJV during Anglo’s participation in the project, prior to being bought out on April 22, 2010.

An initial Construction Budget of $100M for the Project 1 Platinum Mine of the Western Bushveld Joint Venture was determined during the quarter and announced by the Company on December 15, 2010.  The Company also appointed DRA Mining Pty Ltd. for Engineering, Procurement and Construction Management, for the surface infrastructure and underground development.  The EPCM contract with DRA will provide approximately 30 full time professionals to oversee the planning and oversight of the execution of the development of surface infrastructure, power and water delivery, civil works and excavations and the development of underground tunnels to access ore.  Engineering other than mine design, cost and schedule control will also be part of the DRA scope of work and this work is underway.  DRA is a global engineering firm that has managed more than 55 platinum mine developments and operations in South Africa. DRA will work closely with Thys Uys, the WBJV Project 1 Project Manager and owners representative.

PLATINUM GROUP METALS LTD.

…2

Prior to their expiry on December 16, 2010 a total of 8,116,350 common share purchase warrants were exercised for net proceeds to the Company of $14.20 million.  All but 3,900 of the 12,537,150 warrants exercisable at $1.75, issued in June 2009 were exercised prior to their expiry.

During 2010 the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) funded exploration on the Company’s War Springs and Waterberg projects located on the North Limb of the Bushveld Complex.  JOGMEC can earn a 35% project interest in War Springs by spending US $10 million for exploration and a 37% interest in Waterberg by funding US $3.2 million for exploration.  To November 30, 2010 JOGMEC had completed work valued at $2.56 million on War Springs and $822,111 on Waterberg.

Results For The Quarter

Accounts receivable at November 30, 2010 totalled $651,655 (2009 - $339,978) while accounts payable amounted to $1.72 million (2009 - $1.36 million). Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in South Africa. Accounts payable included accrued professional fees, strategic advisory fees, engineering fees and regular trade payables for ongoing exploration costs and administration.

Total global exploration and engineering expenditures for the Company’s account during the three month period totaled $1.01 million (2009 - $884,625). Of this amount $364,366 was for development and exploration on Projects 1 and 3 (2009 - $168,265) and $646,533 was for other exploration (2009 - $716,360). Total expenditures on Projects 1 and 3 during the period amounted to $665,509 (2009 - $389,737).

During the three months ended November 30, 2010 the Company had a net loss of $4.34 million.  Loss per share for the quarter amounted to $0.03 per share as compared to a profit of $592,253 or $0.01 per share for the comparative quarter ended November 30, 2009.  The gain in the comparative period was due to the sale of investments.

The net loss for the period includes a non-cash charge for stock based compensation of $3.52 million (2009 - $137,600). Excluding stock based compensation, general overhead and administration costs for the period amounted to $1.06 million (2009 - $1.23 million). Professional fees of $223,622 (2009 - $203,130) and management and consulting fees of $197,969 (2009 - $260,365) were equivalent when compared to last years period. Salaries and benefits expense for the period totaled $388,541 versus $370,556 in the comparative quarter in 2009. Net interest income earned in the three months amounted to $164,937 (2009 - $35,444).

Outlook

The Company is commencing with development of the Project 1 Platinum Mine. The Company exercised its subscription right to go to a 74% project interest by way of a deposit of R 408.813 million ($59.47 million at actual exchange rate) on January 14, 2011 into the project holding and operating company Maseve.  The Company has exercised its right to purchase the Sundown ranch facility and property overlaying the project area and conveyance and title registration is in process.  Final engineering preparations and surface geotechnical detailing for contractor mobilization are ongoing. Site excavation will commence upon the approval of amendments to existing exploration permits specifying the preferred underground development location. The approval is expected in the next few weeks.  Work will include surface and earth works, including pads, lay down areas, a box cut, twin decline access and limited level development.

PLATINUM GROUP METALS LTD.

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The Company is currently in discussions with major banking interests with regard to debt financing for WBJV Project 1.  Based on capital estimates for the completion of Project 1, the strong operating margin and long reserve life, there is strong interest from several banking groups in a potential facility for 50% to 60% of the project’s total capital cost. The facility is planned at the 100% operating company level where the Company now holds a 74% interest. The Company has set the establishment of this facility as a milestone along with obtaining final mining authorization in 2011.  In 2011 the Company also plans to continue working with the joint venture partner funding to conduct exploration on the War Springs, Waterberg and Sable projects.  In 2011 the Company plans to conduct further exploration work on its Canadian properties located near Thunder Bay, Ontario.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The Company has started on the construction of a large scale platinum mine in South Africa and is active in platinum exploration in South Africa and Canada.

The Company’s main asset is a 74% interest in Projects 1 and 3 of the Western Bushveld Joint Venture. Project 1 is a 275,000 ounce per year mine to produce platinum, palladium, rhodium and gold with a 22 year mine plan. Projects 1 and 3 are adjacent to 70% of the world’s platinum production in South Africa. In addition to the WBJV Projects, the Company has two active exploration joint ventures with JOGMEC, the Japanese state owned company. Platinum Group also owns significant mineral rights in the vicinity of North American Palladium Ltd.’s Lac des Iles Mine north of Thunder Bay, Ontario.

Platinum Group recently completed a $143.81 million equity financing to begin development of the Project 1 Platinum mine. The Company has been supported by senior institutional shareholders and investment banks over its 10 year history and is listed as PLG on the NYSE AMEX and PTM on the TSX in Toronto.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

Chief Financial Officer and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.